1822     6-10-98              Form N-17f-2                           40,509

[P. 51,733]                   Form N-17f-2

 [Adopted in Release No. IC- 17085 (P. 84,434), effective September 25, 1989, S4 F. R. 32048]
                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]



----------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                                     Date examination completed:


811-09559                                                                                          February 23, 2001
----------------------------------------------------------------------------------------------------------------------
2. State Identification Number:  N/A
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
AL                  AK                  AZ                  AR                 CA                  CO
----------------------------------------------------------------------------------------------------------------------
CT                  DE                  DC                  FL                 GA                  HI
----------------------------------------------------------------------------------------------------------------------
ID                  IL                  IN                  IA                 KS                  KY
----------------------------------------------------------------------------------------------------------------------
LA                  ME                  MD                  MA                 MI                  MN
----------------------------------------------------------------------------------------------------------------------
MS                  MO                  MT                  NE                 NV                  NH
----------------------------------------------------------------------------------------------------------------------
NJ                  NM                  NY                  NC                 ND                  OH
----------------------------------------------------------------------------------------------------------------------
OK                  OR                  PA                  RI                 SC                  SD
----------------------------------------------------------------------------------------------------------------------
TN                  TX                  UT                  VT                 VA                  WA
----------------------------------------------------------------------------------------------------------------------
WV                  WI                  WY                  PUERTO RICO
----------------------------------------------------------------------------------------------------------------------
Other (specify):
----------------------------------------------------------------------------------------------------------------------
3. Exact number of investment company as specified in registration statement : 811-09559
----------------------------------------------------------------------------------------------------------------------
4. Address of principal executive office:
(number, street, city, state, zip code)                     5 East 42nd St., New York, NY 10017
----------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments. Investment Company 1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                           [The next page is 40,521.]

Federal Securities Law Reports                         NO. N-17F-2     P. 51,733

                         INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors of
Emigrant Securities Corp.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Emigrant Securities Corp.'s (the "Company's") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2000. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2000. There were no security purchases or sales from October 31, 2000 through December 31, 2000:

o Confirmation of all securities held by Lehman Brothers and the Chase Manhattan Bank, (the "Custodians") in book entry form;

o    Confirmation of all loans held in custody by Emigrant Savings Bank;

o Confirmation of all repurchase agreements with counterparties and agreement of underlying collateral with custodian records;

o Reconciliation of all such loans and securities to the books and records of the Company and the Custodians; and,

o    Vouched a sample of loans to supporting documentation for existence.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Emigrant Securities Corp. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of

December 31, 2000, with respect to investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Emigrant Securities Corp. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP
February 23, 2001

February 23, 2001

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Emigrant Securities Corp. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2000.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2000, with respect to securities reflected in the investment account of the Company.


Emigrant Securities Corp.:

/s/ Gilbert S. Stein                       /s/ Francis R. May
-------------------------------------      -----------------------------------
Gilbert S. Stein                           Francis R. May
President and Chief Executive Officer      Senior Vice President and Treasurer